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                             March 22, 2023

       Noel Watson
       Chief Financial Officer
       Legalzoom.com, Inc.
       101 N. Brand Boulevard
       11th Floor
       Glendale, CA 91203

                                                        Re: Legalzoom.com, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-35618

       Dear Noel Watson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 33

   1. We note that you aim to continue to grow subscription units, in part, by improving retention rates. We
also note your risk factor disclosure on page 8, which highlights the importance of
converting customers to subscriptions, retaining existing customers and renewing subscriptions
to maintaining and improving your operating results. In your response to prior
comment 9 from your May 18, 2021 letter, you indicated that
                                                        management believed
annual retention rate is the most relevant metric for investors to assess the company's
effectiveness in retaining its subscription base. However, we note that you have removed
the discussion of annual retention rate from your filing. Please explain why you removed
this measure. Tell us what retention, expansion or conversion measure(s) you
currently use to evaluate your subscription business and revise to include a quantified discussion
of such measure(s). Refer to SEC Release No. 33-10751.
 Noel Watson
Legalzoom.com, Inc.
March 22, 2023
Page 2
Results of Operations, page 38

2. We note that you provide the impact of volume (i.e. average number of subscription units and number of transactions) and price (i.e. ARPU and average order value) on your subscription and transaction revenue. You also qualitatively discuss various factors that impacted the volume and price metrics for each revenue stream, a portion of which relates to the Earth Class Mail acquisition in fiscal 2021. Please revise to also include a quantified discussion of the various factors, including any offsetting factors, that impacted your revenue and/or the supporting metrics disclosed. Refer to Item 303(b) of
         Regulation S-K.
Notes to Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 82

3. Please revise to disclose that an accrual has not been recorded related to the April 2020 legal proceeding because the likelihood of loss is not both probable and reasonably estimable. Additionally, given there is at least a reasonable possibility of loss, revise to disclose either an estimate of the reasonably possible loss or range of loss, or include a statement that such an estimate cannot be made. We refer you to your responses to prior comments 16 and 10 from your letters dated May 17, 2021 and June 4, 2021, respectively, as well as the guidance ASC 450-20-25-2 and 450-20-50-3 and 50-4.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



FirstName LastNameNoel Watson                                  Sincerely,
Comapany NameLegalzoom.com, Inc.
                                                               Division of
Corporation Finance
March 22, 2023 Page 2                                          Office of
Technology
FirstName LastName